Exhibit (a)(1)(j)

Form of Reminder Notice About the Exchange Offer

     The current “Offer to Exchange Outstanding Options” expires in      days. We must receive your election forms via fax before 5 p.m., Pacific Time, on [the Expiration Date], if you wish to participate. If you have already elected to participate and want to withdraw your election, we must receive your withdrawal form before the same deadline. The last form received before the deadline will be the effective one. All forms received after 5 p.m., Pacific Time, on [the Expiration Date] will not be effective.